Exhibit 77(d)

Policies With Respect to Security Investments

Effective August 30, 2010, ING Strategic Allocation Portfolio were allowed to invest in underlying funds that would provide exposure to a wide range of traditional and non-traditional assets classes including alternative strategies and ING Alternative Beta Fund was added as an underlying fund..